                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                  Txon International Development Corporation
                        ______________________________
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
                        ______________________________
                        (Title of Class of Securities)

                                    90210R305
                        ______________________________
                                (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                (310) 282-2350
______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 14, 2000
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. _______________

1    NAME OF REPORTING PERSON

          Atlas Trust Company

     I.R.S.  IDENTIFICATION NOS OF ABOVE PERSON

          Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]      (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF         7     SOLE VOTING POWER
SHARES                       1,961,175
BENEFICIALLY
OWNED BY          8     SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON            9     SOLE DISPOSITIVE POWER
                             1,961,175

                  10    SHARED DISPOSITIVE POWER
                                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,961,175 shares*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          75.16%

------------------
     * Represents the 1,961,175 shares of the Common Stock of the Issuer registered in the name of Main Edge International Limited. The Atlas Trust Company owns 100% of Main Edge International Limited.

14   TYPE OF REPORTING PERSON

     OO

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Txon International Development Corporation, a Nevada Corporation (the "Issuer"). The principal executive offices of the Company is located at 13C Chinaweal Center 414-424 Jaffee Road, Wanchai, Hong Kong.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This statement on Schedule 13D is filed by Atlas Trust Company ("Atlas" or the "Reporting Person"). The address of Atlas Trust Company is Suite A, Second Floor, Natwest House, Line Wall Road, PO Box 925, Gibraltar. The principal business of Atlas Trust Company is to serve as a fiduciary for certain trusts. The shares which are the subject of this Schedule 13D are registered in the name of Main Edge International Limited. Atlas Trust Company owns 100% of Main Edge International Limited.

     Set forth on Appendix A hereto is a schedule setting forth the names and titles of the executive officers of Main Edge, the name, present principal occupation or employment of the Directors of Atlas and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the closing under the Share Exchange Agreement dated as of August 10, 2000, by and among the Issuer, Main Edge International Limited ("Main Edge"), Virtual Edge Limited ("Virtual Edge") and certain shareholders of the Issuer named therein (the "Share Exchange Agreement"), Main Edge acquired 1,961,175 shares of the Issuer in exchange for the Main Edge's shares of Virtual Edge Limited, a wholly owned subsidiary of the Main Edge ("Virtual Edge"), which shares represented all of the issued and outstanding shares of Virtual Edge.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof.

     The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person.

                                                      Number of Share                 Percentage of Total
                                                     ----------------                 -------------------
         Atlas Trust Company                              1,961,175*                         75.16

     (b) The Reporting Person, holds the sole power to vote and to dispose or direct the disposition of any of the shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------

1.1               Share Exchange Agreement, dated as of August 10, 2000

---------------------
* Represents the 1,961,175 shares of the Common Stock of the Issuer registered in the name of Main Edge. Atlas Trust Company owns 100% of Main Edge.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.



                                       Date:  August 21, 2000

                                       ATLAS TRUST COMPANY

                                       By:  /s/ Leslie Livens
                                          --------------------------------
                                       Name:  Leslie Livens
                                       Title:   Director

                                  APPENDIX A

               Officers & Directors of Atlas Trust Company*

Name                                              Title
----                                              -----

Arthur Olivero**                                  Director

Lesile John Philip Livens**                       Director


-----------------------
     * The address for each of the directors is Atlas Trust Company LTD, Suite A 2nd Floor, Natwest House Line Wall Road, PO Box 925, Gibraltar

     ** The country of citizenship is the United Kingdom - Great Britain